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                               July 11, 2022

       Michael Manzo
       Manager
       One Chestnut Partners LLC
       200 Summit Drive
       Suite 210
       Burlington, MA 01803

                                                        Re: One Chestnut
Partners LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed June 17, 2022
                                                            File No. 024-11913

       Dear Mr. Manzo:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. It appears given the best-efforts nature of the offering that "the Interest" you acquire with the proceeds may be a
minority interest. Please advise us how you determined the
                                                        offering terms and your
acquisition strategy will not cause you to be an investment
                                                        company under the
Investment Company Act of 1940. Please refer to Rule 251(b)(4) and
                                                        Part I, Item 2 of Form
1-A.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Michael Manzo
One Chestnut Partners LLC
July 11, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Manzo
                                                           Division of
Corporation Finance
Comapany NameOne Chestnut Partners LLC
                                                           Office of Real
Estate & Construction
July 11, 2022 Page 2
cc:       Kenneth L. Betts, Esq.
FirstName LastName